UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

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FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☐ **Form C/A: Amendment to Offering Statement:**

    ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☒ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer: Gryt Health, Inc.

Legal status of issuer:

     Form: Corporation

     Jurisdiction of Incorporation/Organization: DELAWARE

     Date of organization: 02-04-2016

Physical address of issuer: 919 S. Winton Rd, Suite 307 Rochester, NY 14618

Website of issuer: https://grythealth.com/

Is there a Co-Issuer: YES

Name of intermediary through which the offering will be conducted: Gryt Health I, a series of Wefunder SPV, LLC

CIK number of the intermediary: 0001670254

SEC file number of intermediary: 1007-00033

CRD number, if applicable, of intermediary: 1283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
7.9% of the offering amount upon a successful fundraise, plus reimbursement for reasonable out-of-pocket third party expenses paid or incurred on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to
acquire such an interest: NO

Type of security
offered: Preferred Stock

Target number of securities to be
offered: 7

Price (or method for determining   - $7817.59 Dividing pre-money valuation of $18,000,000.00 by number of shares outstanding
price):   on fully-diluted basis at the beginning of the round.

Target offering amount: $54,723.13

Oversubscriptions accepted: [X] Yes   [ ]   No

If yes, disclose how oversubscriptions will be allocated: [ ]   Pro-rata basis   [X]   First-come, first-served basis

[ ]   Other – provide a
      description:

Maximum offering amount (if different from target offering amount): $750,488.64

Deadline to reach the target offering amount: 04-30-2025

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering
amount at the offering deadline, no securities will be sold in the offering, investment commitments
will be cancelled and committed funds will be returned.**

Current number of employees: 12

Total Assets:	Most recent fiscal year-end:	$319738	Prior fiscal year-end:	$485609
Cash & Cash Equivalents:	Most recent fiscal year-end:	$7463	Prior fiscal year-end:	$368
Accounts Receivable:	Most recent fiscal year-end:	$108389	Prior fiscal year-end:	$277971
Short-term Debt:	Most recent fiscal year-end:	$277,378	Prior fiscal year-end:	$314982
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales:	Most recent fiscal year-end:	$1703081	Prior fiscal year-end:	$2228199
Cost of Goods Sold:	Most recent fiscal year-end:	$803526	Prior fiscal year-end:	$1442982
Taxes Paid:	Most recent fiscal year-end:	($2681)	Prior fiscal year-end:	$552850
Net Income:	Most recent fiscal year-end:	($709649)	Prior fiscal year-end:	($1830276)

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI

X	Connecticut	CT
X	Delaware	DE
X	Florida	FL
X	Georgia	GA
X	Hawaii	HI
X	Idaho	ID
X	Illinois	IL
X	Indiana	IN
X	Iowa	IA
X	Kansas	KS
X	Kentucky	KY
X	Louisiana	LA
X	Maine	ME
X	Maryland	MD
X	Massachusetts	MA
X	Michigan	MI
X	Minnesota	MN
X	Mississippi	MS
X	Missouri	MO

X	New York	NY
X	North Carolina	NC
X	North Dakota	ND
X	Ohio	OH
X	Oklahoma	OK
X	Oregon	OR
X	Pennsylvania	PA
X	Rhode Island	RI
X	South Carolina	SC
X	South Dakota	SD
X	Tennessee	TN
X	Texas	TX
X	Utah	UT
X	Vermont	VT
X	Virginia	VA
X	Washington	WA
X	West Virginia	WV
X	Wisconsin	WI
X	Wyoming	WY

	Alberta	A0
	British Columbia	A1
	Manitoba	A2
	New Brunswick	A3
	Newfoundland	A4
	Nova Scotia	A5
	Ontario	A6
	Prince Edward Island	A7
	Quebec	A8
	Saskatchewan	A9
	Yukon	B0
	Canada (Federal Level)	Z4

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Signed by: David Fuehrer
6F65FF7F635D417...

CEO

William R Walsh
(Issuer)

William R Walsh CFO
(Signature and Title)

DocuSigned by: Kenneth J Kane
9C1DC0C1962E4...

DocuSigned by: Shelley Nolden

Signed by: Bradford Love

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Gryt Health, Inc. Board Members May 1, 2025

Gryt Health